UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Carriage Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
143905107
(CUSIP Number)
August 1, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)
☐Rule 13d-1(c)
☐Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 143905107

1)	Name of Reporting Person Vineyard Capital Partners, L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 775,000
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 775,000
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 775,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.1%.
12)	Type of Reporting Person HC, OO

CUSIP NO. 143905107

1)	Name of Reporting Person Jeff Boutwell
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) (a) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 4,000
	6)	Shared Voting Power 775,000
	7)	Sole Dispositive Power 4,000
	8)	Shared Dispositive Power 775,000
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 5.1%.
12)	Type of Reporting Person IN

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Vineyard Capital Partners, L.L.C., a Florida limited liability company (“Vineyard Capital”), and Jeff Boutwell, managing member of Vineyard Capital, relating to Common Stock, par value $0.01 per share (the “Common Stock”), of Carriage Services, Inc. (the “Issuer”).  As the managing member of Vineyard Capital, Jeff Boutwell may direct the vote and disposition of the shares of Common Stock held by the Vineyard Capital.

Item 1(a).	Name of Issuer:
Carriage Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3040 Post Oak Boulevard, Suite 300, Houston, Texas 77056

Item 2(a).	Name of Person Filing:
Vineyard Capital Partners, L.L.C., a Florida limited liability company (“Vineyard Capital”), and Jeff Boutwell (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:
3320 Thomasville Road, Suite 200, Tallahassee, FL 32308.

Item 2(c).	Citizenship:
Vineyard Capital is a limited liability company organized under the laws of the State of Florida. Jeff Boutwell is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:
143905107

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☒A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership:
(a)
Amount Beneficially Owned: Vineyard Capital owns 775,000 shares of Common Stock.  As managing member, Jeff Boutwell may direct the vote and disposition of the shares of Common Stock held by the Vineyard Capital.  Jeff Boutwell owns 4,000 shares of Common Stock personally.

(b)	Percent of Class: 5.1%.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: Jeff Boutwell owns 4,000 shares of Common Stock personally.
(ii)
shared power to vote or to direct the vote:  Vineyard Capital owns 775,000 shares of Common Stock.  As managing member, Jeff Boutwell may direct the vote and disposition of the shares of Common Stock held by the Vineyard Capital.

(iii)	sole power to dispose or to direct the disposition of: Jeff Boutwell owns 4,000 shares of Common Stock personally.
(iv)
shared power to dispose or to direct the disposition of:  Vineyard Capital owns 775,000 shares of Common Stock.  As managing member, Jeff Boutwell may direct the vote and disposition of the shares of Common Stock held by the Vineyard Capital.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 7, 2024

Vineyard Capital Partners, L.L.C.

By: /s/ Jeff Boutwell
Name: Jeff Boutwell
Title:   Managing Member

 /s/ Jeff Boutwell
Name: Jeff Boutwell